Exhibit 3.1
Amendment No. 2
to
Amended and Restated Agreement of Limited Partnership
of Williams Partners L.P.
     This Amendment No. 2, dated August 23, 2006 (this “Amendment”), to the Amended and Restated Agreement of Limited Partnership, as amended (the “Partnership Agreement”), of Williams Partners L.P., a Delaware limited partnership, dated as of August 23, 2005, is entered into and effectuated by Williams Partners GP LLC, a Delaware limited liability company, as the General Partner, pursuant to authority granted to it in Article 13 of the Partnership Agreement. Capitalized terms used but not defined herein are used as defined in the Partnership Agreement.
     WHEREAS, Section 13.1(d)(i) of the Partnership Agreement provides that the General Partner, without the approval of any Partner, may amend any provision of the Partnership Agreement to reflect a change that the General Partner determines does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect; and
     WHEREAS, the General Partner deems it in the best interest of the Partnership and the Limited Partners to amend the definition of “Capital Improvement” in Section 1.1 of the Partnership Agreement to include additions or improvements to, or the construction or acquisition of, capital assets that are made to increase the cash flow from operations of the Partnership Group, or an equity investee thereof, in addition to those that increase revenues or operating capacity.
     NOW, THEREFORE, in light of the foregoing, it is hereby agreed as follows:
     1. Section 1.1 of the Partnership Agreement is hereby amended to amend and restate the following definition:
     “Capital Improvement” means any (a) addition or improvement to the capital assets owned by any Group Member, (b) acquisition of existing, or the construction of new, capital assets (including, without limitation, any hydrocarbon gathering systems or pipelines, any natural gas processing or natural gas liquids fractionation facilities, any storage or terminal facilities and any related or similar midstream assets), or (c) capital contribution by a Group Member to a Person in which a Group Member has an equity interest, to fund the Group Member’s pro rata share of the cost of the acquisition of existing, or the construction of new, capital assets (including, without limitation, any hydrocarbon gathering systems or pipelines, any natural gas processing or natural gas liquids fractionation facilities, any storage or terminal facilities and any related or similar midstream assets) by such Person, in each case if such addition, improvement, acquisition or construction is made to increase the operating capacity, revenues or cash flow from operations of the Partnership Group, in the case of clauses (a) and (b), or such Person, in the case of clause (c), from the operating capacity, revenues or cash flow from operations of the Partnership Group or such Person, as the case may be, existing immediately prior to such addition, improvement, acquisition or construction.

     2. Except as hereby amended, the Partnership Agreement shall remain in full force and effect.
     3. This Amendment shall be governed by, and interpreted in accordance with, the laws of the State of Delaware, all rights and remedies being governed by such laws without regard to principles of conflicts of laws.
     4. Each provision of this Amendment shall be considered severable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Amendment that are valid, enforceable and legal.
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IN WITNESS WHEREOF, this Amendment has been executed as of the date first written above.

GENERAL PARTNER: Williams Partners GP LLC
By:	/s/ Alan S. Armstrong
Alan S. Armstrong
Chief Operating Officer